[JONES DAY LETTERHEAD]

June 4, 2014

Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 4546
Washington, D.C. 20549

Re:	Macy’s, Inc. Form 10-K for the Fiscal Year Ended February 1, 2014 Filed April 2, 2014 Response dated May 8, 2014 File Number 001-13536
Dear Ms. Thompson:
On behalf of Macy’s, Inc. (the “Company”), we are writing to respond to your letter dated May 29, 2014 (the “Comment Letter”) containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filing (the “Form 10-K”).
The Company’s responses to the comments presented in your letter should be read and considered in conjunction with the discussion of the background, objectives, financial reporting consequences and related matters pertaining to the Company’s having transitioned certain departments from owned to licensed businesses set forth immediately below. The Company’s responses to the comments presented in your letter are set forth farther below. The text of the applicable comment precedes each of the Company’s responses. Page references are to pages of the Form 10-K.
From time to time, the Company has transitioned certain departments from owned to licensed businesses. In particular, in September 2012, the Company announced the conversion

Ms. Jennifer Thompson
Securities and Exchange Commission
June 4, 2014

of most of the Company’s previously owned athletic footwear business to licensed Finish Line shops, which occurred during the first fiscal quarter of 2013. The Company took this action in order to expand the inventory and assortment of products offered to customers in this line of business, with the objective of generating greater customer traffic and sales growth in this line of business. The Company believes that it benefits from maximizing customer traffic and sales in its licensed departments both directly (in terms of commissions earned on licensed department sales) and indirectly (in terms of increased customer traffic to the stores and website which host both the licensed departments and the Company’s owned departments, which the Company believes results in incremental sales in its owned departments). The Company supplementally advises the Staff, however, that licensed department commissions for 2013 amounted to less than 1% of net sales and are not expected to exceed that percentage in the near term. Given the relatively small portion of its net sales that consists of licensed department commissions, and the fact that such commissions resulted from transitioning owned businesses to licensed businesses (and, accordingly, should be evaluated for comparative purposes in relation to the owned sales that were displaced rather than in isolation), the Company does not believe that the amount of licensed department commissions is material to its overall results of operations in the context of its MD&A disclosures.
The transition of owned businesses to licensed businesses impacts the period-to-period changes in net sales, cost of sales, gross margin (i.e., the amount by which net sales exceeds cost of sales), selling, general and administrative expenses and, consequently, pre-tax income. In particular (all else being equal): (1) net sales would be reduced because only commissions earned on licensed department sales – rather than the amount of such sales – is included in net sales; (2) cost of sales would be reduced because no cost of sales is recorded in relation to the licensed department sales or commissions; (3) gross margin would be affected arithmetically as a function of the above-described impacts on net sales and cost of sales; (4) selling, general and administrative expenses would be reduced to the extent that certain expenses of this sort are borne by the licensee rather than by the Company; and (5) pre-tax income would be affected arithmetically as a function of the above described impacts on the preceding components of results of operations.
In its Form 10-Q for the second quarter of 2013 (at page 21), the Company disclosed that its comparable sales were negatively impacted by the conversion of certain departments from owned to licensed and the introduction of new licensed brands. In its subsequent periodic reports filed with the Commission, the Company has presented, in addition to comparable sales growth calculated on a GAAP basis, a measure of comparable sales growth that includes the impact of growth in comparable sales of departments licensed to third parties. Because the conversion of departments from owned to licensed reflects a shift from a sales-based model to a commission-based model in relation to the affected merchandise, the Company believes that providing this supplemental non-GAAP measure of comparable sales growth assists investors in evaluating the Company’s ability to generate sales growth, whether through owned or

Ms. Jennifer Thompson
Securities and Exchange Commission
June 4, 2014

licensed businesses (including the beneficial impact that the Company believes that sales growth in its licensed businesses has on its owned businesses), and in evaluating the impact on the Company’s sales of changes in the manner in which certain departments are operated (including the beneficial impact that the Company believes that sales growth in its licensed businesses has on its owned businesses).
As noted above, the Company does not believe that the amount of licensed department commissions is material to its overall results of operations in the context of its MD&A disclosures. And, as discussed further below, the Company does not believe that discussion of the impact of the transition of certain departments from owned to licensed businesses on the other components of the Company’s results of operations identified by the Staff in the Comment Letter would provide useful information to investors.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

1.	We note your response to comment 1 from our letter dated May 2, 2014 and have the following comments:

•
Your disclosures on page 16 indicate that from fiscal 2012 to fiscal 2013, the growth rate tripled for comparable sales of licensed departments while the growth rate declined by approximately 50% for comparable sales of owned departments. Please tell us in more detail why you believe disclosure of changes in comparable sales for licensed departments correlates to increases in your sales from non-licensed departments, including whether you track any metrics that showed this correlation. Please also tell us whether you believe the comparable sales of your owned departments would have been lower absent these licensed departments.

•
Response: In relation to the referenced disclosures on page 16, please note that the transition of the athletic footwear business from owned to licensed had the impact of shifting sales from the Company to the third-party licensee (which positively impacted the year-over-year growth rate of sales of licensed departments and negatively impacted the year-over-year growth rate of sales of owned departments), and that the calculated rate of growth of comparable sales of licensed departments set forth in the Comment Letter is actually a rate of growth in the contribution of such sales to the growth in comparable sales of owned and licensed businesses on a combined basis and, as such, reflects both the positive impact of the transition on sales of departments licensed to third parties

Ms. Jennifer Thompson
Securities and Exchange Commission
June 4, 2014

and the negative impact of the transition on sales of owned departments. That said, consistent with the objectives of the transition as described above, the Company believes that sales generated by departments licensed to third parties had a positive impact on the sales of the Company’s owned departments due to increased customer traffic in the stores and on the website shared by the owned and licensed departments (although, as previously discussed, myriad macroeconomic and other factors also affected sales in a manner that, in the aggregate, had a negative impact on sales growth). The Company has not, however, identified and tracked specific metrics to measure this correlation.
We assume that increased commission revenue would contribute to a higher gross margin as a percentage of sales, but we note your consolidated gross margin as a percentage of sales declined from fiscal 2012 to fiscal 2013. Tell us whether the impact of increased commission revenue on gross margin was offset by other factors. If so, please explain why you did not disaggregate these offsetting factors within your analysis of results.

•
Response: Because commissions earned on sales of licensed departments do not have cost of sales associated with them, such commissions (all else being equal) would have a positive impact on gross margin as a percent to sales. That said, the Company’s gross margin is ultimately a function of all amounts included in net sales and all amounts included in cost of sales. Accordingly, the Company’s discussion in MD&A of its results of operations has focused on changes in net sales (which includes a discussion of the impact on the transition of certain departments from owned to licensed) and cost of sales (which the Company believes is understood by investors to include no amounts with respect to licensed departments). With respect to changes in gross margin, including the change in gross margin as a percent to net sales, the Company’s MD&A disclosure at page 21 indicates that the higher cost of sales rate was “primarily due to continued growth of the omnichannel businesses and the resulting impact of free shipping.” The Staff is supplementally advised that the impact of increased commission revenue on gross margin was more than offset by the impact of the increase in free shipping.

Ms. Jennifer Thompson
Securities and Exchange Commission
June 4, 2014

Please provide us with your analysis of the materiality of commission revenue to your pre-tax income to assist us in understanding your conclusion that quantification of commission revenue is not required or helpful to investors. If you believe that other profitability metrics should be considered in your materiality analysis, please also provide us with your analysis of materiality based on those metrics.

•
Response: The Staff is supplementally advised that licensed department commission revenue for 2013 amounted to less than 1% of net sales and is not expected to exceed that percentage in the near term. The Company believes that, in the context of its MD&A disclosures, its licensed department commission revenue is immaterial in relation to both its net sales and its pre-tax income. Because the Company’s commission revenue has resulted from the transition of owned departments (which previously contributed to pre-tax income) to licensed departments (which continue to contribute to pre-tax income), the relevant inquiry in the context of an analysis of the materiality of commission revenue to pre-tax income would seem to relate to the difference in the pre-tax income contributions from actual commissions, on the one hand (which would require allocations for comparative purposes of various costs that the Company does not make in the ordinary course of its business), and the pre-tax income contributions from hypothetical sales that would be recorded if such departments were owned rather than licensed (which would require substantial speculation). Moreover, in order to assess the impact on pre-tax income of the conversion of owned departments to licensed departments in a manner consistent with management’s perceptions of the benefits of such conversion, it would be necessary to reallocate the pre-tax income contribution from incremental owned sales believed to have resulted from the conversion to the pre-tax income contribution from the licensed departments (which, again, would require substantial speculation). Accordingly, the Company does not believe that disclosure of the amount of commission revenue that it derives from licensed departments would provide useful information to investors in the context of its MD&A disclosures.

If you continue to believe that commission revenue is immaterial to your results, please disclose a statement to that effect. We believe this will provide necessary context for investors to understand your quantification of comparable sales for licensed departments.

Ms. Jennifer Thompson
Securities and Exchange Commission
June 4, 2014

•	Response: In response to the Staff’s comment, the Company proposes to include disclosure similar to the following in the notes to the audited financial statements included in future filings:
Net sales include merchandise sales, licensed department income, shipping and handling fees, sales of private brand goods directly to third party retailers and sales of excess inventory to third parties. Licensed department income, shipping and handling fees, sales of private brand goods directly to third party retailers and sales of excess inventory to third parties, individually and in the aggregate, are not material components of net sales. Sales of merchandise are recorded at the time of delivery to the customer and are reported net of merchandise returns. The Company licenses third parties to operate certain departments in its stores. The Company receives commissions from these licensed departments based on a percentage of net sales. Commissions are recognized as income at the time merchandise is sold to customers. Sales taxes collected from customers are not considered revenue and are included in accounts payable and accrued liabilities until remitted to the taxing authorities.

* * * * * * *
The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Jennifer Thompson
Securities and Exchange Commission
June 4, 2014

If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969-3704, or by facsimile at (214) 969-5100.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

cc:    Jim Allegretto, United States Securities and Exchange Commission
Karen M. Hoguet, Macy’s, Inc.
Joel A. Belsky, Macy’s, Inc.
Dennis J. Broderick, Macy’s, Inc.
Linda J. Balicki, Macy’s, Inc.
John Atkinson, KPMG LLP
Scott Flynn, KPMG LLP